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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

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[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                    February 14, 2002
SAM R. MORROW, SVP Finance & Treasurer
Phone:  281-589-7935
DAG W. REYNOLDS, Director European IR
Phone:  +47 67 52 64 00

                PGS Restates Results for 1998 - 2000; Previously
                  Reported Results for 2001 Positively Impacted
                 While 2001 Fourth Quarter Results to be Reduced

         HOUSTON, TEXAS; OSLO, NORWAY; FEBRUARY 14, 2002: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) announced today that it is restating its results for the years ended December 31, 2000, 1999 and 1998 and that the restatement will positively affect the Company's reported results for the nine months ended September 30, 2001. The restatement will result in non-cash adjustments to previously reported net income for the nine months ended September 30, 2001 of $19.2 million and for the fiscal years 2000, 1999 and 1998 of ($1.8 million), ($17.5 million) and ($3.9 million), respectively. The restated annual financial statements have been audited by PricewaterhouseCoopers LLP, the Company's auditor for periods prior to 2001. While the Company's results for the full 2001 fiscal year are not expected to be released until late February 2002, the Company believes that its fourth quarter results will be negatively impacted as a result of the changes in accounting policy arising out of the restatement. The Company does not expect the restatement to have a material adverse impact on its business, assets, financial condition, cash flows or operations.

         The restatement results from two separate matters. The first matter involves the Company's accounting for agreements entered into in 1998 and 1999 to hedge the Company's exposure to Norwegian taxes arising out of the conversion, for Norwegian tax purposes, of the Company's U.S. dollar denominated debt into Norwegian kroner. Fluctuating exchange rates between the dollar and the kroner result in unrealized translation gains and losses, which are generally taxable or deductible currently for Norwegian tax purposes. The hedging agreements, referred to as tax equalization swaps, were designed to provide an economic hedge against this exchange rate exposure. These tax equalization swaps do not qualify as a hedging instrument under Statement of Financial Accounting Standard, No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which the Company was required to adopt beginning January 1, 2001, and should have been marked to fair value under accounting guidelines existing in the previous years. As previously announced in its results for the first nine months of 2001, the Company included an unusual, non-cash charge (net of tax) of $17.9 million to reflect the fair value of these hedging agreements as of January 1, 2001. The Company and its auditors have now determined that the non-cash charge should have been specifically applied in each of our fiscal years 2000, 1999 and 1998. The effect of this restatement will result in non-cash adjustments to previously reported net income for the nine months ended September 30, 2001 and fiscal years 2000, 1999 and 1998 of $18.7 million, $2.8 million, ($17.5 million) and ($3.9 million), respectively.

                                    --more--

-------------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA   Phone:  281-589-7935               Petroleum Geo-Services ASA   Phone: +47 67 52 64 00
16010 Barker's Point Lane    Fax:    281-589-1482               PGS-House                    Fax:   +47 67 53 68 83
Suite 600                                                       Strandveien 4
Houston, TX 77079                                               N-1366 Lysaker, Norway

           To access more information, visit our web site: www.pgs.com

         The second matter involves the Company's revenue recognition policy for certain types of volume seismic data licensing arrangements. Previously, the Company recorded revenue for these types of arrangements when it obtained a signed contract that provided for a fixed price from its customer, the seismic data was ready and available for use, and the collectibility of the receivable was reasonably assured. In certain of these arrangements, the agreement permits the customer to select seismic data over a defined period of time and, in some cases, to pay the applicable license fees over a defined future period. In other cases, the license fees are paid before the customer selects the seismic data. The Company and its auditors have determined that under the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which became effective January 1, 2000, the revenue associated with these types of arrangements should be deferred until the license period related to specific data provided under these arrangements begins. The effect of this restatement will result in non-cash adjustments to previously reported net income for the nine months ended September 30, 2001 of $0.5 million and for the fiscal year 2000 of ($4.6 million), which includes ($6.6 million) as the cumulative effect of the change in accounting principle.

         While the Company is not in a position to release full 2001 results until late February, the change in revenue recognition policy for the volume seismic data arrangements is expected to impact results for its fourth quarter in two ways. First, after adoption of the new policy and based on preliminary information, the Company estimates that its total revenue for the fourth quarter will be approximately $305 million, including approximately $70 million of multi-client sales but excluding approximately $20 million relating to seismic data arrangements that cannot be recognized under the new policy. At December 31, 2001, the Company had approximately $36 million in contracted data license arrangements from which revenue will be deferred to future periods. In addition, as a result of the combined effect of the revenue deferral and the Company's existing policies for amortizing its seismic library, the Company may record additional amortization for its seismic data library in order to conform to its minimum amortization policy. Although the amount of such additional amortization is still under evaluation, it is not expected to be more than $40 million for fiscal 2001. The Company also noted that, at this time, based on discussions with its auditors, it does not expect to have a write down in its 2001 results relating to the Ramform Banff FPSO or to take any substantial write downs to its seismic data library as has been rumored in the market.

         The Company also stated that the restatement had contributed to a delay in the filing of the S-4 registration statement related to the pending PGS/Veritas merger. PGS currently expects that such registration statement will be filed after PGS announces its full year results for 2001 and Veritas announces its most recent quarterly results in late February.

         An analyst/investor teleconference has been scheduled today at 8:00 a.m. Eastern, 7:00 a.m. Central to discuss PGS' restatement of prior years' results. To access the call, which is open to the public, please call the conference call operator at 800-619-6614 or +1-630-395-0040 for international callers, 10-15 minutes prior to the scheduled start time, and ask for the "PGS Conference Call." There will be a digital replay of the conference call beginning at 10:00 a.m. Eastern on the day of the call through Thursday, February 21, 2002 at 800-677-4611 or +1-402-998-1678 for those calling from outside the U.S.

                               * * * * * * * * * *

         In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for

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PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule
TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at
(281) 589-7935, or by calling Veritas at (832) 351-8300.

                               * * * * * * * * * *

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--





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